

We Are Style Makers

Julia Knight is the high style behind every calm-in-the-face-of, "My guests will be here in 5 minutes!" We offer sophisticated show stopping statements and entertaining tips and tricks that leave guests wondering… just how DOES she do it?

The perfect occasion can be perfectly effortless! Whether the party has been planned for weeks or a friend swings by unexpectedly, Julia's fabulous collection and abundant expertise on hosting and entertaining will leave you empowered to delight and charm each and every guest.

Julia Knight designs for tastemakers, lovers of entertaining and exceptional gift-givers. Her collection embodies beauty, bold colors, stunning textures and glam – it's the recipe for perfection.



Five Minutes to Fabulous®

We've all been there. Your friends decide tonight actually does work for dinner. Julia believes a crowd dazzling presentation is possible, even if you only have five minutes. The secret is in the art of combining different ready-made items (that's right, you don't have to make the soufflé), a touch of homemade and the perfect Julia Knight serving pieces. Fabulous has never been so easy.



Why Is The Julia Knight Collection Right For Your Store

- **Style,** our unique collections range in style from modern to artistic, traditional to bold, and simple to sophisticated. We have a show stopping collection with something for everyone who walks through your door.

- **Loyalty,** our customers are fanatics and very likely to recommend the brand and your store to a friend or colleague.

- **In-store purchase,** our customers prefer to purchase in-store so they can experience the high quality and interact with the collection. It allows them to create a personalized look and take just the right pieces home with them.

- **Repeat purchase,** 90% of our customers own five or more pieces.

What Makes The Julia Knight Collection Unique

- **Artisanal,** Julia Knight combines glorious color with hand painted enamels infused with mother of pearl on sand cast aluminum. The results are exquisite pieces that are truly pieces of functional art.

- **Personal Expression,** Julia Knight pieces are a home's favorite accessory and often bought on impulse to infuse a bit of fabulous to anyone's personal style.

- **Mix & Match,** All of Julia Knight's collections work together seamlessly so various looks can be created effortlessly through different color combinations and layers.

- **Signature,** Each piece is signed with the Julia Knight name as a symbol of superior product quality. Quality we stand behind with a 100% satisfaction guarantee.

How It All Began

Early years of living in France forever changed how Julia approached entertaining and hospitality. Paris is where Julia learned how to use style to create beautiful and sophisticated presentations simply by spotlighting what she had on hand. Today, Julia designs beautiful handcrafted collections that appeal to people who love style and all things fabulous.

Julia Knight
The Signature Palette


Mother of Pearl 000
Tahitian Pearl 200


Snow 015
Gold Snow 315


Mojito 023


Kiwi 026


Hydrangea 027


Raspberry 029


Toffee 030


Saffron 034
Gold Saffron 334


Azure 036


Platinum 037


Amethyst 038


Pomegranate 040
Gold Pomegranate 340


Spice 043


Caviar 044


Pink Ice 045


Sapphire 046
Gold Sapphire 346


Lemon Ice 052


Aqua 053


Emerald 055
Gold Emerald 355


Pink Ice Multi 245


Watercolor Stargazer 350


Steel Blue 400


Bronze 500


Cloud 515


Celadon 525


Surf 527


Mist 537


Gold 300
Silver 000
Rose Gold 600


Marble Mist 637


Marble Rose 638


Frosted 700

Julia Knight
Cascade Collection
Stainless Steel



NEW!
8550
CASCADE 4" BOWL

527 537 700

MSRP $35.00



NEW!
8551
CASCADE 6" BOWL

527 537 700

MSRP $65.00



NEW!
8553
CASCADE 10" BOWL

527 537 700

MSRP $125.00



NEW!
8554
CASCADE 12" BOWL

527 537 700

MSRP $199.00



NEW!
8549
CASCADE WATER PITCHER

700

MSRP $145.00



NEW!
8558
CASCADE SPREADER
SET OF 4

000

MSRP $60.00



NEW!
8557
CASCADE SALAD SERVING SET

000

MSRP $75.00



NEW!
8555
CASCADE 17" RECTANGULAR TRAY

527 537 700

MSRP $135.00



NEW!
8556
CASCADE 13" ROUND TRAY

527 537 700

MSRP $135.00

4 Place your order today or browse the collection at www.juliaknightcollection.com
Phone: 612.338.9100 • Fax: 612.338.9400 • Email: service@juliaknightcollection.com

Place your order today or browse the collection at www.juliaknightcollection.com 5
Phone: 612.338.9100 • Fax: 612.338.9400 • Email: service@juliaknightcollection.com



Julia Knight
Classic Collection



1790
CLASSIC 4" PETITE BOWL

015 026 027 030
036 037 053

MSRP $25.00



5970
CLASSIC 8" OVAL BOWL

015 030 036 037

MSRP $65.00



1860
CLASSIC 6.5" PAGODA BOWL

015 030 037 053

MSRP $75.00



2510
CLASSIC 13" YIN YANG BOWL

015 026 027 030
036 040 053

MSRP $150.00



1730
CLASSIC 15" ROUND BOWL

015 026 027 030
036 037 053

MSRP $150.00



6400
CLASSIC 14" CAKE STAND

015

MSRP $235.00



2230
CLASSIC 14.5" PETITE BOWL TRAY

000   015 030 037

MSRP $55.00   MSRP $68.00



4090
CLASSIC 16" HORS D'OEUVRES TRAY

015 026 030 036
040 053

MSRP $65.00



5090
CLASSIC 16" OCTAGONAL TRAY

015 026 030

MSRP $150.00



4080
CLASSIC 20" OCTAGONAL TRAY

015 030 037

MSRP $250.00



5470
CLASSIC 21" BEVELED TRAY WITH HANDLES

015 030 037

MSRP $250.00



2560
CLASSIC 25" RECTANGULAR TRAY WITH HANDLES

015 030 053

MSRP $250.00

6   Place your order today or browse the collection at www.juliaknightcollection.com
Phone: 612.338.9100 • Fax: 612.338.9400 • Email: service@juliaknightcollection.com

Place your order today or browse the collection at www.juliaknightcollection.com   7
Phone: 612.338.9100 • Fax: 612.338.9400 • Email: service@juliaknightcollection.com

Julia Knight
Classic Collection



6640
CLASSIC 7" VASE

015

MSRP $85.00



6630
CLASSIC 10" VASE

015

MSRP $160.00



6620
CLASSIC 12.5" VASE

015

MSRP $240.00





6360
CLASSIC SERVING SPOON

015

MSRP $50.00



6380
CLASSIC MEAT FORK

015

MSRP $50.00



6421
CLASSIC CAKE KNIFE

015

MSRP $50.00



6420
CLASSIC CAKE SERVER

015

MSRP $50.00



6430
CLASSIC COCKTAIL FORK
6440
CLASSIC COCKTAIL SPOON

015

MSRP $20.00



5990
CLASSIC CHEESE SERVING SET

015

MSRP $75.00



5250
CLASSIC SPREADER KNIFE
SET OF 4

015 030 037 053

MSRP $80.00



5230
CLASSIC SALAD SERVING SET

015 030 036 037 053

MSRP $85.00

Julia Knight
Peony Gold Collection



2820
PEONY 4" PETITE BOWL

315 346 NEW!

MSRP $30.00



2830
PEONY 15" ROUND BOWL

315 346 NEW!

MSRP $250.00



4140
PEONY 16" OVAL BOWL

315 346 NEW!

MSRP $150.00



2860
PEONY 14" RECTANGULAR TRAY

315 346 NEW!

MSRP $85.00



5540
PEONY 4" SALT & PEPPER SET

315 340 346 355

MSRP $75.00



2862
PEONY 22.5" RECTANGULAR TRAY WITH HANDLES

NEW!

315

MSRP $295.00



4750
PEONY SALAD SERVING SET

315 346 NEW!

MSRP $99.00



4610
PEONY SPREADER KNIFE
SET OF 4

315 346 NEW!

MSRP $80.00

8   Place your order today or browse the collection at www.juliaknightcollection.com
Phone: 612.338.9100 • Fax: 612.338.9400 • Email: service@juliaknightcollection.com

Place your order today or browse the collection at www.juliaknightcollection.com   9
Phone: 612.338.9100 • Fax: 612.338.9400 • Email: service@juliaknightcollection.com









JULIA KNIGHT
Peony Collection

2820
PEONY 4" PETITE BOWL

015 026 027 029 030 036 037 040 046 053

MSRP $25.00

5280
PEONY 6" ROUND BOWL

015 026 027 030 040

MSRP $50.00

4710
PEONY 8.5" ROUND DEEP BOWL

015 030 037 040

MSRP $75.00

4500
PEONY 12" ROUND DEEP BOWL

015 026 027 030 036 037 046

MSRP $125.00

4590
PEONY 5" OVAL BOWL

015 023 026 027 030 036 038 040 046 053

MSRP $30.00

4570
PEONY 8" OVAL BOWL

015 026 027 030 036 040 046 053

MSRP $50.00

4140
PEONY 16" OVAL BOWL

015 026 027 030 036 037 046 053

MSRP $99.00

2830
PEONY 15" ROUND BOWL

015 027 037 053

MSRP $199.00

Place your order today or browse the collection at www.juliaknightcollection.com
Phone: 612.338.9100 • Fax: 612.338.9400 • Email: service@juliaknightcollection.com

JULIA KNIGHT
Peony Collection

2800
PEONY 14.5" PEDESTAL GALA BOWL

015

MSRP $350.00

6940
PEONY 21" PEDESTAL GALA BOWL

015

MSRP $495.00

1550
PEONY 6.5" COCKTAIL NAPKIN HOLDER & WEIGHT

015

MSRP $65.00

5530
PEONY 7" BUTTER DISH

015

MSRP $40.00

5270
PEONY 6" PETITE PLATES SET OF 4

015

MSRP $99.00

2860
PEONY 14" RECTANGULAR TRAY

015 026 027 030 036 037 040 046 053

MSRP $68.00

NEW!
2862
PEONY 22.5" RECTANGULAR TRAY WITH HANDLES

015

MSRP $250.00

2865
PEONY 15" HORS D'OEUVRES TRAY

015 053

MSRP $75.00

5540
PEONY 4" SALT & PEPPER SET

015 026 030 037 040 046

MSRP $70.00

Place your order today or browse the collection at www.juliaknightcollection.com
Phone: 612.338.9100 • Fax: 612.338.9400 • Email: service@juliaknightcollection.com



Julia Knight
Peony Collection



6050
PEONY SERVING SPOON

015

MSRP $50.00



6040
PEONY MEAT FORK

015

MSRP $50.00



6060
PEONY LADLE

015

MSRP $35.00



6070
PEONY 14" PUNCH LADLE

015

MSRP $50.00



6450
PEONY COCKTAIL FORK
6460
PEONY COCKTAIL SPOON

015

MSRP $20.00



4760
PEONY CAKE SERVERS

015

MSRP $85.00



4610
PEONY SPREADER KNIFE
SET OF 4

015 026 027 029 030
036 037 040 046 053

MSRP $80.00



4750
PEONY SALAD SERVING SET

015 026 027 030 036
037 046 053 055

MSRP $85.00



2770
PEONY 10" CAKE STAND

015

MSRP $99.00



2760
PEONY 14" CAKE STAND

015

MSRP $185.00



5790
PEONY 11.5" TWO-TIERED
SERVER

015

MSRP $224.00



5780
PEONY 16" THREE-TIERED
SERVER

015

MSRP $375.00



6870
PEONY PURE COLOR 7" VASE

026

MSRP $75.00



6930
PEONY PURE COLOR 12" VASE

015

MSRP $235.00



7050
PEONY PURE COLOR 15" VASE

015

MSRP $299.00

Julia Knight
Hearts Collection



5210
HEART 4" BOWL

015 029 040 045

MSRP $35.00



5200
HEART 7" BOWL

029 040 045

MSRP $50.00

12 Place your order today or browse the collection at www.juliaknightcollection.com
Phone: 612.338.9100 • Fax: 612.338.9400 • Email: service@juliaknightcollection.com

Place your order today or browse the collection at www.juliaknightcollection.com 13
Phone: 612.338.9100 • Fax: 612.338.9400 • Email: service@juliaknightcollection.com



JULIA KNIGHT
Eclipse Collection



NEW!
1355
ECLIPSE MARBLE CHEESE TRAY
WITH CHEESE KNIFE

(000)
MSRP $99.00



NEW!
9558
ECLIPSE WATER PITCHER

(700)
MSRP $145.00



1341
ECLIPSE 6" STACKABLE
SQUARE TRAY

(515)(527)(537)
MSRP $40.00



1342
ECLIPSE 9" STACKABLE
SQUARE TRAY

(515)(527)(537)
MSRP $85.00



1343
ECLIPSE 12" STACKABLE
SQUARE TRAY

(515)(537)
MSRP $145.00

Place your order today or browse the collection at www.juliaknightcollection.com
Phone: 612.338.9100 • Fax: 612.338.9400 • Email: service@juliaknightcollection.com

---



9550
ECLIPSE 4" BOWL

(515)(525)(527)(537)
MSRP $30.00



9551
ECLIPSE 6" BOWL

(515)(525)(527)(537)
MSRP $50.00



9559
ECLIPSE 11" BOWL

(515)(525)(527)(537)
MSRP $100.00



9552
ECLIPSE 13" BOWL

(515)(525)(527)(537)
MSRP $135.00



9553
ECLIPSE 15" BOWL

(515)(525)(527)(537)
MSRP $195.00



9556
ECLIPSE 14" TRAY

(515)(525)(527)(537)
MSRP $75.00



9554
ECLIPSE 15" PLATTER

(515)(525)(527)(537)
MSRP $145.00



1340
ECLIPSE 11" PEDESTAL SERVER

(515)
MSRP $99.00



1360
ECLIPSE SALAD SERVING SET

(515)(525)(537)
MSRP $85.00



1350
ECLIPSE SPREADER KNIFE
SET OF 4

(515)(525)(537)
MSRP $20.00



1330
ECLIPSE 21" RECTANGULAR
TRAY WITH HANDLES

(515)(525)
MSRP $250.00



"*Warm Bronze and cool Steel Blue send my*

eclipse COLLECTION

into a modern orbit."

16

JULIA KNIGHT
Eclipse Collection - Metallic



9550
ECLIPSE 4" BOWL

400 500 600

MSRP $40.00



9551
ECLIPSE 6" BOWL

400 500 600

MSRP $65.00



9559
ECLIPSE 11" BOWL

400 500 600

MSRP $125.00



9552
ECLIPSE 13" BOWL

400 500

MSRP $160.00



9553
ECLIPSE 15" BOWL

400 500 600

MSRP $250.00



9556
ECLIPSE 14" TRAY

400 500 600

MSRP $85.00



9554
ECLIPSE 15" PLATTER

400 500

MSRP $160.00



1341
ECLIPSE 6" STACKABLE
SQUARE TRAY

400 500 600

MSRP $50.00



1342
ECLIPSE 9" STACKABLE
SQUARE TRAY

400 500 600

MSRP $100.00



1343
ECLIPSE 12" STACKABLE
SQUARE TRAY

400 500 600

MSRP $160.00



1330
ECLIPSE 21" RECTANGULAR
TRAY WITH HANDLES

400 500 600

MSRP $295.00



1360
ECLIPSE SALAD SERVING SET

400 500

MSRP $85.00

Place your order today or browse the collection at www.juliaknightcollection.com
Phone: 612.338.9100 • Fax: 612.338.9400 • Email: service@juliaknightcollection.com

17

Julia Knight
Eclipse Collection ~ Marble Rose



9550
ECLIPSE 4" BOWL

NEW!

MSRP $30.00



9551
ECLIPSE 6" BOWL

NEW!

MSRP $50.00



9559
ECLIPSE 11" BOWL

NEW!

MSRP $100.00



9552
ECLIPSE 13" BOWL

NEW!

MSRP $135.00



9556
ECLIPSE 14" TRAY

NEW!

MSRP $75.00



9554
ECLIPSE 15" PLATTER

NEW!

MSRP $145.00



1330
ECLIPSE 21" RECTANGULAR
TRAY WITH HANDLES

NEW!

MSRP $250.00

Place your order today or browse the collection at www.juliaknightcollection.com
Phone: 612.338.9100 • Fax: 612.338.9400 • Email: service@juliaknightcollection.com





























JULIA KNIGHT
Eclipse Collection ~ Marble Mist

9550
ECLIPSE 4" BOWL

637

MSRP $30.00

9551
ECLIPSE 6" BOWL

637

MSRP $50.00

9559
ECLIPSE 11" BOWL

637

MSRP $100.00

9552
ECLIPSE 13" BOWL

637

MSRP $135.00

9556
ECLIPSE 14" TRAY

637

MSRP $75.00

9554
ECLIPSE 15" PLATTER

637

MSRP $145.00

1330
ECLIPSE 21" RECTANGULAR
TRAY WITH HANDLES

637

MSRP $250.00































































JULIA KNIGHT
Florentine Collection

7290
FLORENTINE 4.25"
ROUND BOWL

315 340 346 355

MSRP $48.00

8334
FLORENTINE 12" ROUND BOWL

315

MSRP $199.00

7230
FLORENTINE 15" ROUND BOWL

315 340 346 355

MSRP $250.00

7270
FLORENTINE 8" OVAL BOWL

315

MSRP $75.00

7240
FLORENTINE 15" OVAL BOWL

315

MSRP $239.00

1270
FLORENTINE 24" OVAL BOWL

315

MSRP $395.00

22

Place your order today or browse the collection at www.juliaknightcollection.com
Phone: 612.338.9100 • Fax: 612.338.9400 • Email: service@juliaknightcollection.com

7235
FLORENTINE 21" GALA BOWL

315

MSRP $650.00

7921
FLORENTINE 14" PEDESTAL SERVER

315

MSRP $365.00

7920
FLORENTINE 13" YIN YANG BOWL

315

MSRP $235.00

8270
FLORENTINE 11" MARBLE CHEESE TRAY

000

MSRP $89.00

8270
FLORENTINE 11" MARBLE CHEESE TRAY

300

MSRP $99.00

7220
FLORENTINE 15" SQUARE TRAY

315

MSRP $250.00

7570
FLORENTINE 16" RECTANGULAR TRAY

315 346 355

MSRP $135.00

7560
FLORENTINE 22.5" HANDLED TRAY

315 346

MSRP $299.00

7245
FLORENTINE 23" BEVELED TRAY WITH HANDLES

315 355

MSRP $299.00

Place your order today or browse the collection at www.juliaknightcollection.com
Phone: 612.338.9100 • Fax: 612.338.9400 • Email: service@juliaknightcollection.com

23

JULIA KNIGHT
Florentine Collection



7321
FLORENTINE GOLD CAKE KNIFE

315

MSRP $50.00



7322
FLORENTINE GOLD CAKE SERVER

315

MSRP $50.00



1220
FLORENTINE 18" THREE-TIERED SERVER

315

MSRP $550.00



1260
FLORENTINE 15" VASE

315

MSRP $395.00



1230
FLORENTINE 14.5"
CANDLE HOLDER

300

MSRP $175.00



1240
FLORENTINE 16"
CANDLE HOLDER

300

MSRP $195.00



1250
FLORENTINE 19.5"
CANDLE HOLDER

300

MSRP $225.00



7750
FLORENTINE CHEESE SET

000

MSRP $59.00



7750
FLORENTINE CHEESE SET

300

MSRP $75.00



7330
FLORENTINE SPREADER KNIFE
SET OF 4

300

MSRP $100.00



7320
FLORENTINE SALAD SERVING SET

300

MSRP $99.00

Place your order today or browse the collection at www.juliaknightcollection.com
Phone: 612.338.9100 • Fax: 612.338.9400 • Email: service@juliaknightcollection.com

JULIA KNIGHT
Barware Collection



6280
CLASSIC COCKTAIL PICK SET

015 030 037

MSRP $75.00



5480
CLASSIC WINE CHILLER

015 030 037

MSRP $150.00



7060
CLASSIC 3 QUART JUMBO DOUBLE
WALLED ICE BUCKET WITH TONGS

015 030 037

MSRP $185.00



5490
CLASSIC ICE SCOOP

015 030 037

MSRP $45.00



5980
CLASSIC COASTER SET

015 030 037

MSRP $99.00



4640
CLASSIC 6" WINE COASTER

015 030 037

MSRP $65.00



5750
CLASSIC COCKTAIL SHAKER

015 030 037

MSRP $75.00





Julia Knight
Gold Flower Collection

5040
LILY 4" BOWL

| 300 | 315 |
| MSRP $40.00 | MSRP $49.00 |

5030
LILY 8" BOWL

| 300 | 315 |
| MSRP $75.00 | MSRP $89.00 |

5000
LILY 15" BOWL

| 300 | 315 |
| MSRP $225.00 | MSRP $249.00 |

7130
ROSE 4" PETITE BOWL

| 300 | 315 |
| MSRP $40.00 | MSRP $49.00 |

6590
ROSE 8" BOWL

| 300 | 315 |
| MSRP $90.00 | MSRP $99.00 |

6580
ROSE 12" BOWL

| 300 |
| MSRP $195.00 |

6570
ROSE 15" BOWL

| 300 | 315 |
| MSRP $285.00 | MSRP $299.00 |

7190
ROSE 15" PLATTER

| 300 |
| MSRP $245.00 |

Julia Knight
Flower & Leaves Collection

5011
LILY BUD VASE

| 015 | 029 |
| MSRP $39.00 | |

5040
LILY 4" BOWL

| 350 |
| MSRP $40.00 |

| 015 | 026 | 029 | 038 | 045 |
| MSRP $35.00 | | | | |

5030
LILY 8" BOWL

| 350 |
| MSRP $79.00 |

| 015 | 026 | 029 | 038 | 045 |
| MSRP $65.00 | | | | |

5020
LILY 11" BOWL

| 015 | 026 | 029 | 038 |
| MSRP $99.00 | | | |

5000
LILY 15" BOWL

| 350 |
| MSRP $235.00 |

| 015 | 026 | 029 | 038 | 045 |
| MSRP $165.00 | | | | |

5015
LILY 20" BOWL

| 015 | 026 |
| MSRP $375.00 | |



































































JULIA KNIGHT
Flower & Leaves Collection

7130
ROSE 4" PETITE BOWL

015 029 040 045

MSRP $35.00

6590
ROSE 8" BOWL

015 029 040 045

MSRP $75.00

6580
ROSE 12" BOWL

015 040

MSRP $125.00

6570
ROSE 15" BOWL

015 029 040

MSRP $199.00

7190
ROSE 15" PLATTER

015 045

MSRP $199.00

9560
CITRUS 6" BOWL

023 052

MSRP $45.00

9526
HOSTA 13" PLATTER

023

MSRP $125.00

7140
BANANA LEAF 17" TRAY

023

MSRP $75.00

7150
BANANA LEAF 24" TRAY

023

MSRP $175.00

28

Place your order today or browse the collection at www.juliaknightcollection.com
Phone: 612.338.9100 • Fax: 612.338.9400 • Email: service@juliaknightcollection.com

JULIA KNIGHT
Pineapple Collection

8220
PINEAPPLE 6.5" BOWL

026 034 334

MSRP $40.00 MSRP $49.00

8210
PINEAPPLE 11.5" BOWL

034 334

MSRP $89.00 MSRP $99.00

8200
PINEAPPLE 15.25" BOWL

034

MSRP $150.00

8215
PINEAPPLE 15.75" PLATTER

034

MSRP $150.00

NEW!
8217
PINEAPPLE SPREADER KNIFE
SET OF 4

000 300

MSRP $80.00

NEW!
8216
PINEAPPLE SALAD SERVING SET

300

MSRP $75.00

8205
PINEAPPLE SALT & PEPPER SHAKERS

034

MSRP $70.00

Place your order today or browse the collection at www.juliaknightcollection.com
Phone: 612.338.9100 • Fax: 612.338.9400 • Email: service@juliaknightcollection.com

29



" An ocean of tabletop possibilities with my
seashore STYLE *"*

Julia Knight
By the Sea Collection



8052
SEA TURTLE 6" BOWL

026 027

MSRP $45.00



8053
SEA TURTLE 10" BOWL

026 027

MSRP $95.00



8070
CONCH SHELL 8" BOWL

015 027

MSRP $85.00

8060
CONCH SHELL 13.5" BOWL

027

MSRP $199.00



6480
SEA HORSE 10" PEDESTAL BOWL

015 027 036

MSRP $135.00



6470
SEA HORSE 14" PEDESTAL BOWL

015

MSRP $245.00



6471
SEA HORSE 20" PEDESTAL BOWL

015 027

MSRP $550.00



5404
SCALLOP STARFISH
4" DEEP BOWL

015 027 036

MSRP $40.00



5380
SCALLOP STARFISH 8.5" BOWL

015 027 036

MSRP $85.00



5405
SCALLOP STARFISH 15" DEEP BOWL

015

MSRP $235.00



7200
SCALLOP SEA HORSE 5" BOWL

015 027 036

MSRP $65.00



6475
SEA HORSE 24" TRAY WITH HANDLES

015 027

MSRP $275.00

30   Place your order today or browse the collection at www.juliaknightcollection.com
Phone: 612.338.9100 • Fax: 612.338.9400 • Email: service@juliaknightcollection.com

Place your order today or browse the collection at www.juliaknightcollection.com   31
Phone: 612.338.9100 • Fax: 612.338.9400 • Email: service@juliaknightcollection.com

Julia Knight
By the Sea Collection



8082
CORAL 7.5" BOWL

015

MSRP $99.00



8083
CORAL 15" BOWL

015

MSRP $299.00



8084
CORAL 15" TRAY

015

MSRP $199.00



5770
TAHITIAN CLAM
5" PETITE BOWL

015 027 036

MSRP $40.00



5350
TAHITIAN CLAM 8" BOWL

015 027 036

MSRP $75.00



5340
TAHITIAN CLAM 17.5" BOWL

015 027

MSRP $250.00



5365
TAHITIAN CLAM 25" BOWL

015

MSRP $495.00



8250
SEA HORSE COCKTAIL PICK SET

000

MSRP $75.00



6473
SEA HORSE SALAD SERVING SET

000

MSRP $99.00



8240
SEA HORSE SPREADER
SET OF 4

000

MSRP $80.00



8086
CORAL SPREADER
SET OF 4

300

MSRP $80.00



8085
CORAL SALAD SERVING SET

300

MSRP $99.00



8054
SEA TURTLE SPREADER KNIFE
SET OF 4

000

MSRP $80.00



Julia Knight
Luxe Lodge Collection



1430
ANTLER 7" BOWL

015 030 055

MSRP $85.00



1420
ANTLER 15" BOWL

030

MSRP $299.00



1440
ANTLER 30" TRAY

030

MSRP $395.00



7810
PINE CONE 5.75" BOWL

015 030 055

MSRP $40.00



7800
PINE CONE 11" BOWL

015 030 055

MSRP $99.00



8325
PINE CONE 13" PLATTER

015 030 055

MSRP $135.00

32   Place your order today or browse the collection at www.juliaknightcollection.com
Phone: 612.338.9100 • Fax: 612.338.9400 • Email: service@juliaknightcollection.com

Place your order today or browse the collection at www.juliaknightcollection.com   33
Phone: 612.338.9100 • Fax: 612.338.9400 • Email: service@juliaknightcollection.com





7820
MAPLE LEAF 6" PETITE BOWL

040 043

MSRP $45.00



7340
OAK LEAF SAUCE BOAT

030

MSRP $85.00



7780
OAK LEAF 6" PETITE BOWL

026 030 043

MSRP $40.00

300

MSRP $49.00



6760
OAK LEAF 13" BOWL

026 030 043

MSRP $135.00

300

MSRP $160.00



6750
OAK LEAF 15" BOWL

030 043 — MSRP $165.00

300 — MSRP $195.00



6743
OAK LEAF 18" PLATTER

030

MSRP $185.00



6740
OAK LEAF 19" BOWL

043

MSRP $210.00

JULIA KNIGHT
Luxe Lodge Collection



7809
SQUIRREL 3" BOWL

030

MSRP $50.00



8346
SQUIRREL CRACKER TRAY

030

MSRP $75.00



8324
SQUIRREL 21" CENTERPIECE TRAY

030

MSRP $175.00



1450
OWL 6" BOWL

030

MSRP $45.00



7791
ACORN SALT & PEPPER SET

030

MSRP $70.00



7792
ACORN SPREADER KNIFE SET OF 4

030

MSRP $80.00



7790
ACORN 5.25" PETITE BOWL

030

MSRP $40.00



8326
PUMPKIN 5" COVERED BOWL

043 — MSRP $99.00

300 — MSRP $115.00



7805
PUMPKIN 9" COVERED BOWL

043

MSRP $250.00



7808
PUMPKIN 5" BOWL

043 — MSRP $40.00

300 — MSRP $48.00



7807
PUMPKIN 7.5" BOWL

043

MSRP $75.00



7806
PUMPKIN 12.5" BOWL

043

MSRP $145.00



8327
PUMPKIN 17" PLATTER

043

MSRP $199.00

Place your order today or browse the collection at www.juliaknightcollection.com
Phone: 612.338.9100 • Fax: 612.338.9400 • Email: service@juliaknightcollection.com



Julia Knight
Holiday Collection



5170
HOLLY SPRIG 6.5" BOWL

023 055 300

MSRP $40.00   MSRP $49.00



5160
HOLLY SPRIG 10" BOWL

023 055 300

MSRP $65.00   MSRP $79.00



5150
HOLLY SPRIG 17" BOWL

023 055

MSRP $175.00



8333
HOLLY SPRIG SAUCE BOAT

023

MSRP $85.00



1290
HOLLY SPRIG 5.5" ROUND BOWL

055

MSRP $65.00



1280
HOLLY SPRIG 8.5" BOWL

055

MSRP $99.00



5631
HOLLY SPRIG 12" BOWL

023 055

MSRP $170.00



7840
HOLLY SPRIG 5.5"
PETITE SLEIGH BOWL

023 055

MSRP $50.00



7850
HOLLY SPRIG 8" SLEIGH BOWL

023 055

MSRP $75.00



7830
HOLLY SPRIG 6.25"
PETITE TREE BOWL

015 023 055 300

MSRP $40.00   MSRP $49.00



5633
HOLLY SPRIG 7"
ORNAMENT BOWL

023

MSRP $40.00



7360
HOLLY SPRIG 16" TREE PLATTER

023 055

MSRP $145.00



8330
HOLLY SPRIG 13" ROUND PLATTER

015 023 055

MSRP $145.00



5635
HOLLY SPRIG TWO-TIERED SERVER

023

MSRP $259.00



7350
HOLLY SPRIG 13" 3-PART SERVER

023 055

MSRP $135.00



8331
HOLLY SPRIG 16" TRAY

023 055

MSRP $99.00



7731
HOLLY SPRIG SALAD
SERVING SET

023 055

MSRP $85.00



7730
HOLLY SPRIG SPREADER
SET OF 4

023 055

MSRP $80.00



5632
HOLLY SPRIG
STARFLAKE 6" BOWL

015 023 055

MSRP $40.00



1300
HOLLY SPRIG
STARFLAKE 12" BOWL

015

MSRP $99.00



5186
POINSETTIA SPREADER
SET OF 4

040

MSRP $80.00



5185
POINSETTIA 5" BOWL

040

MSRP $45.00



5183
POINSETTIA 9" BOWL

040 315

MSRP $75.00   MSRP $99.00



5182
POINSETTIA 14" BOWL

040

MSRP $199.00



1510
POINSETTIA 13" CAKE STAND

040

MSRP $175.00



5181
POINSETTIA 15" PLATTER

040 315

MSRP $199.00   MSRP $275.00

36   Place your order today or browse the collection at www.juliaknightcollection.com
Phone: 612.338.9100 • Fax: 612.338.9400 • Email: service@juliaknightcollection.com

Place your order today or browse the collection at www.juliaknightcollection.com   37
Phone: 612.338.9100 • Fax: 612.338.9400 • Email: service@juliaknightcollection.com



Julia Knight
Pet Collection



1460
PET BOWL SMALL

030

MSRP $40.00



1470
PET BOWL MEDIUM

030

MSRP $55.00



1480
PET BOWL LARGE

030

MSRP $70.00



1490
DOG TREAT CANISTER

030

MSRP $145.00



1500
CAT TREAT CANISTER

030

MSRP $145.00

Julia Knight
Judaica Collection



6770
KIDDUSH CUP 6.75"

000   001

MSRP $90.00



8280
CLASSIC 12" SEDER PLATE

015

MSRP $199.00



6660
CLASSIC 9.5" CANDLESTICK
HOLDER SET OF 2

015

MSRP $160.00



5090
CLASSIC 16" OCTAGONAL TRAY

015

MSRP $150.00



6390
CLASSIC 7" MENORAH

000   001

MSRP $250.00





8260
CLASSIC TOILET TISSUE COVERED HOLDER

015   030   037   053

MSRP $185.00

Julia Knight
Bath Accessory Collection



5920
CLASSIC 5.5" COVERED CANISTER

015   030   037   044
045   053

MSRP $60.00

200

MSRP $60.00



5900
CLASSIC 4.5" TUMBLER

015   030   037   044
045   053

MSRP $50.00



5880
CLASSIC 7" SOAP/LOTION DISPENSER

015   030   037   044
045   053

MSRP $60.00

200

MSRP $80.00



5890
CLASSIC 7" SOAP DISH

015   030   037   044
045   053

MSRP $55.00



5930
CLASSIC 5" TISSUE COVER

015   030   037   044
045   053

MSRP $99.00

200

MSRP $180.00



7722
CLASSIC 12" VANITY TRAY

015   030   037
045   053

MSRP $125.00



7720
CLASSIC 9" GUEST TOWEL TRAY

015   030   037   044
045   053

MSRP $80.00



5940
CLASSIC 9.75" WASTE BASKET

015   030   037   044
045   053

MSRP $135.00

200

MSRP $335.00

38   Place your order today or browse the collection at www.juliaknightcollection.com
Phone: 612.338.9100 • Fax: 612.338.9400 • Email: service@juliaknightcollection.com

Place your order today or browse the collection at www.juliaknightcollection.com   39
Phone: 612.338.9100 • Fax: 612.338.9400 • Email: service@juliaknightcollection.com



JULIA KNIGHT INC.

1400 Lincoln Avenue
Minneapolis, Minnesota 55403 USA

Customer Service 800-388-1878
Main +1 (612) 338-9100
Fax +1 (612) 338-9400
www.juliaknightcollection.com
service@juliaknightcollection.com

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All rights reserved.